Shell publishes Energy Transition Strategy 2024

▪Shell will continue its drive to halve emissions from its operations (Scope 1 and 2) by 2030, compared with 2016 on a net basis. By the end of 2023, Shell had achieved more than 60% of this target. Shell also reduced the net carbon intensity of the energy products it sells by 6.3% compared with 2016, the third consecutive year it hit its target.
▪To help drive the decarbonisation of the transport sector, Shell has set a new ambition to reduce customer emissions from the use of its oil products by 15-20% by 2030 compared with 2021 (Scope 3, Category 11).[1]
▪Shell confirms it will invest $10-15 billion between 2023 and the end of 2025 in low-carbon energy solutions, making Shell a significant investor in the energy transition.

London, 14 March 2024 – Shell plc (Shell) has published its first energy transition update since the launch of its Powering Progress strategy in 2021. At our Capital Markets Day in June 2023, we outlined how our strategy delivers more value with less emissions, emphasising the “more value” part. In this energy transition update, we are focusing on how the same strategy delivers “less emissions”.
Our target to achieve net-zero emissions by 2050 across all our operations and energy products is transforming our business. We believe this target supports the more ambitious goal of the Paris Agreement to limit global warming to 1.5°C above pre-industrial levels. Shell’s strategy supports a balanced and orderly transition away from fossil fuels to low-carbon energy solutions to maintain secure and affordable energy supplies.
“Energy has made an incredible contribution to human development, allowing many people around the world to live more prosperous lives. Today, the world must meet growing demand for energy while tackling the urgent challenge of climate change. I am encouraged by the rapid progress in the energy transition in recent years in many countries and technologies, which reinforces my deep conviction in the direction of our strategy,” said Wael Sawan, Shell’s Chief Executive Officer.
“Shell has a very important role to play in providing the energy the world needs today, and in helping to build the low-carbon energy system of the future. Our focus on performance, discipline and simplification is driving clear choices about where we can have the greatest impact through the energy transition and create the most value for our investors and customers. We believe this focus makes it more, not less, likely that we will achieve our climate targets. By providing the different kinds of energy the world needs, we believe we are the investment case and the partner of choice through the energy transition,” said Sawan.
Our energy transition plans cover all our businesses. Liquefied natural gas (LNG) is a critical fuel in the energy transition, and we are growing our world-leading LNG business with lower carbon intensity. We are cutting emissions from oil and gas production while keeping oil production stable, and growing sales of low-carbon energy solutions while gradually reducing sales of oil products such as petrol, diesel and jet fuel. As one of the world’s largest energy traders, we can connect the supply of low-carbon energy to demand, as we have done for many years with oil and gas.
We have made good progress against our climate targets:
▪By the end of 2023, we had achieved more than 60% of our target to halve emissions from our operations by 2030, compared with 2016. This goes above and beyond the targets set by signatories to the Oil and Gas Decarbonization Charter agreed at COP28.
▪We continue to be an industry leader in reducing methane emissions. We were one of the first companies to set a target to achieve near-zero methane emissions by 2030. In 2023, we achieved 0.05% methane emissions intensity – significantly below our target of 0.2%. And in 2023 we also contributed to the World Bank’s Global Flaring and Methane Reduction Fund – further supporting industry-wide action to drive down methane emissions and flaring.
▪In 2023, we achieved our target to reduce the net carbon intensity of the energy products we sell, with a 6.3% reduction compared with 2016 – the third consecutive year we hit our target.
As Shell transforms into a net-zero emissions energy business, we aim to take the lead in the energy transition where we have competitive strengths, see strong customer demand, and identify clear regulatory support from governments. To help drive the decarbonisation of the transport sector, we have set a new ambition to reduce customer emissions from the use of our oil products by 15-20% by 2030 compared with 2021 (Scope 3, Category 11).[1]

[1] Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.

Our focus on where we can add the most value has led to a strategic shift in our integrated power business. We plan to build our power business, including renewable power, in places including Australia, Europe, India and the USA, and have withdrawn from the supply of energy directly to homes in Europe.
In line with this shift to prioritising value over volume in power, we will focus on select markets and segments. This includes selling more power to commercial customers, and less to retail customers. Given this focus on value, we expect lower total growth of power sales to 2030, which has led to an update to our net carbon intensity target. We are now targeting a 15-20% reduction by 2030 in the net carbon intensity of the energy products we sell, compared with 2016, against our previous target of 20%.
We will continue to transparently report our progress against our targets and ambitions every year.
Driving towards a net-zero future

We are investing $10-15 billion between 2023 and the end of 2025 in low-carbon energy solutions, making us a significant investor in the energy transition. And in 2023, we invested $5.6 billion on low-carbon solutions, more than 23% of our total capital spending.
These investments include electric vehicle charging, biofuels, renewable power, hydrogen and carbon capture and storage. Our investments in new technologies are helping to reduce emissions for Shell and our customers. We aim to help scale new technologies to make them an affordable choice for our customers and are focusing our advocacy on key areas which we believe are critical to the energy transition: policies that support national net-zero ambitions including carbon pricing, supplying the secure energy the world needs, driving changes in demand and growing low-carbon solutions.
ENDS

Notes to Editors

▪For full details of updates to our climate targets, ambitions and performance please read the full report, online at shell.com/ets2024pdf
▪Shareholders will have an advisory vote on the Energy Transition Strategy at Shell’s 2024 AGM.
▪Shell’s net carbon intensity is the average intensity, weighted by sales volume, of the energy products sold by Shell. It is tracked, measured and reported using our Net Carbon Footprint (NCF) methodology.
▪We have set a new ambition to reduce customer emissions from the use of our oil products by 15-20% by 2030 compared with 2021 (Scope 3, Category 11). That is more than 40% compared with 2016 reported emissions. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023, 569 million tonnes CO2e in 2021 and 819 million tonnes CO2e in 2016. Of the 40% reduction by 2030, around 8 percentage points are related to volumes associated with additional contracts being classified as held for trading purposes, impacting reported volumes from 2020 onwards.
▪Reducing the net carbon intensity of the products we sell requires action by both Shell (Scope 1 and 2 emissions) and our customers (Scope 3 emissions). While we can encourage the uptake of low-carbon products and solutions, we cannot control the final choices customers make. Support from governments and policymakers is essential to create the right conditions for changes in demand. In 2023, we invested $5.6 billion in low-carbon energy solutions, more than 23% of our total capital spending. This includes the acquisition of Nature Energy, which makes Shell one of the largest producers of renewable natural gas in Europe. And our ongoing investment in Sprng Energy, one of India’s leading renewable power platforms, demonstrates our determination to invest in growing renewable capacity in areas that play to our strengths and add most value. We are also pioneering efforts to scale up low-carbon solutions, such as by starting construction in late 2022 of Holland Hydrogen 1 in Rotterdam, which is anticipated to become one of the largest renewable hydrogen plants in Europe.
▪Find out more about Shell’s 2023 Capital Markets Day online at shell.com/investors/investor-presentations/capital-markets-day-2023.

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Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as Russia’s invasion of Ukraine, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 14 March 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
Shell’s net carbon intensity
Also, in this announcement we may refer to Shell’s “net carbon intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “net carbon intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s net-zero emissions target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward looking non-GAAP measures
This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
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We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.